SCHEDULE A

Transactions in the Shares of the Issuer in the Past Sixty (60) Days

The following table sets forth all transactions in the Shares effected in the past sixty (60) days by the Reporting Person. All such transactions were effected in the open market through brokers and the price per share includes commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
11/06/2025*	(1,000,000)	75.45

* The transaction reported herein was effected for the purpose of rebalancing the holdings of funds and accounts managed by JANA.